Exhibit 12
EQUITY RESIDENTIAL
Computation of Ratio of Earnings to Combined Fixed Charges
($ in thousands)

	Six Months Ended June 30,		Year Ended December 31,
	2010	2009	2009	2008	2007	2006	2005
Income (loss) from continuing operations	$7,075	$24,287	$20,192	$(21,325)	$13,147	$(13,283)	$63,933

Interest expense incurred, net	231,116	239,172	503,542	489,349	489,054	417,097	343,104
Amortization of deferred financing costs	5,516	6,214	12,794	9,681	10,073	8,037	6,298

Earnings before combined fixed charges and preferred distributions	243,707	269,673	536,528	477,705	512,274	411,851	413,335

Preferred Share distributions	(7,238)	(7,240)	(14,479)	(14,507)	(22,792)	(37,113)	(49,642)
Premium on redemption of Preferred Shares	—	—	—	—	(6,154)	(3,965)	(4,359)
Preference Interest and Junior Preference Unit distributions	—	(7)	(9)	(15)	(441)	(2,002)	(7,606)
Premium on redemption of Preference Interests	—	—	—	—	—	(684)	(4,134)

Earnings before combined fixed charges	$236,469	$262,426	$522,040	$463,183	$482,887	$368,087	$347,594

Interest expense incurred, net	$231,116	$239,172	$503,542	$489,349	$489,054	$417,097	$343,104
Amortization of deferred financing costs	5,516	6,214	12,794	9,681	10,073	8,037	6,298
Interest capitalized for real estate and unconsolidated entities under development	7,940	21,018	34,859	60,072	45,107	20,734	13,701
Amortization of deferred financing costs for real estate under development	1,211	2,133	3,585	1,986	1,521	46	—

Total combined fixed charges	245,783	268,537	554,780	561,088	545,755	445,914	363,103

Preferred Share distributions	7,238	7,240	14,479	14,507	22,792	37,113	49,642
Premium on redemption of Preferred Shares	—	—	—	—	6,154	3,965	4,359
Preference Interest and Junior Preference Unit distributions	—	7	9	15	441	2,002	7,606
Premium on redemption of Preference Interests	—	—	—	—	—	684	4,134

Total combined fixed charges and preferred distributions	$253,021	$275,784	$569,268	$575,610	$575,142	$489,678	$428,844

Ratio of earnings before combined fixed charges to total combined fixed charges (1)	—	—	—	—	—	—	—

Ratio of earnings before combined fixed charges and preferred distributions to total combined fixed charges and preferred distributions (1)	—	—	—	—	—	—	—

(1)	For the six months ended June 30, 2010 and June 30, 2009 and the years ended December 31, 2009, 2008, 2007, 2006 and 2005, the coverage deficiencies on both ratios approximated $9.3 million, $6.1 million, $32.7 million, $97.9 million, $62.9 million, $77.8 million and $15.5 million, respectively. All ratios have been reduced due to the disposition of properties which resulted in the inclusion of those properties in discontinued operations. The ratios have been further reduced due to non-cash depreciation expense and impairment charges and premiums on the redemption of Preferred Shares and/or Preference Interests. The Company was in compliance with its unsecured public debt covenants for all periods presented.

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